Brian F. Faulkner
                         A PROFESSIONAL LAW CORPORATION

     27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675
               T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125
                              E: BRIFFAULK@AOL.COM



VIA FACSIMILE AND EDGAR


September 15, 2005


Stephen G. Kirkorian
Branch Chief, Accounting
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      FreeStar Technology Corporation
         Form 10-KSB for Fiscal Year Ended June 30, 2004
         Form 10-KSB/A for Fiscal Year Ended June 30, 2004
         Form 10-QSB for Fiscal Quarters ended September 30, 2004,
            December 31, 2004 and March 31, 2005
         File No. 0-28749

Dear Mr. Kirkorian:

         I am counsel to FreeStar Technology Corporation. This letter is a follow-up to the telephone conversation today between Tamara Tangen of your office and Ciaran Egan of FreeStar Technology Corporation. Because of work by the company on its Form 10-KSB for the fiscal year ended June 30, 2005, the company must again request an extension of time to respond to your letter of July 19, 2005. The company is working to complete answers to your comments as quickly as it can. Mr. Egan will call Ms. Tangen on Friday, September 23, 2005 to provide a firm date for issuing a response letter.

         The company apologizes for this additional delay and thanks you in advance for your cooperation in this matter. Should you have any questions, please contact me.

                                             Sincerely,



                                             /s/  Brian F. Faulkner
                                             Brian F. Faulkner

cc:      Ciaran Egan, FreeStar Technology Corporation